

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

September 29, 2017

Glenn D. Fogel
Chief Executive Officer
Priceline Group Inc.
800 Connecticut Avenue
Norwalk, CT 06854

> **Re: Priceline Group Inc.
>   Form 10-K for the Fiscal Year Ended December 31, 2016
>   Filed February 27, 2017
>   File No. 1-36691**

Dear Mr. Fogel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Peter Millones, General Counsel